BB 7/30



SECU[illegible] [illegible]ISSION

10031430

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8-51049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12520 HIGH BLUFF DRIVE , SUITE 360
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Morgan (858)793 2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA.
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Ave. Suite 750 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 12 2010
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Investment Management, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

John Morgan
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FINRA
Financial Industry Regulatory Authority

BY CERTIFIED MAI: 7007 1490 0003 9010 3532

July 6, 2010

John F. Morgan, President
Morgan Investment Management, Inc.
12520 High Bluff Dr., Suite 360
San Diego, CA 92130-2041


SEC MAIL
RECEIVED
PROCESSING
SECTION
JUL 12 2010

RE: 2010 Annual Audit for Morgan Investment Management, Inc.

Dear Mr. Morgan:

This acknowledges receipt of your March 31, 2010, annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> Note 1 (page 7) indicates that the firm operates pursuant to the (k)(2)(i) exemption from SEC Rule 15c3-3. The eFOCUS filing indicates the firm operates pursuant to the (k)(2)(ii) exemption from SEC Rule 15c3-3.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional or District Office, and two copies to the SEC Washington, D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by July 20, 2010. Questions may be addressed to Odessa Izuhara, Senior Regulatory Coordinator, at (213) 613-2623.

Sincerely,

David S. Anderson
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Assistant Regional Director
U.S. Securities Exchange Commission
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

Dave Banerjee, CPA

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

MORGAN INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE FISCAL YEAR ENDED
MARCH 31, 2010

MORGAN INVESTMENT MANAGEMENT, INC.

Table of Contents

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this

12 day of May, 2010, by
(Date) (Month) (Year)

(1) John Morgan,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________________
Signature of Notary Public


OFFICIAL SEAL
ROBERT L. PIATT
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1743880
SAN DIEGO COUNTY
MY COMM. EXP. MAY 6, 2011
RBG-1

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17 A-5 Part 3

Document Date: 12 May 2010 Number of Pages: 2

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • ***Web:*** ***www.DaveBanerjee.com***

Report of Independent Registered Public Accounting Firm

Morgan Investment Management, Inc.
12520 High Bluff Drive, Suite 360
San Diego, California 92130

We have audited the accompanying statement of financial condition of Morgan Investment Management, Inc. as of March 31, 2010 and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Morgan Investment Management, Inc. for the year ended March 31, 2009. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the year ended March 31, 2010, is based solely on the report of the auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Investment Management, Inc. as of March 31, 2010 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA An Accountancy Corporation
Woodland Hills, California
May 24, 2010

MORGAN INVESTMENT MANAGEMENT, INC.

Statement of Financial Condition
March 31, 2010

ASSETS

Cash	$	709
Clearing deposit		24,943
Receivable from broker		1,758
Property & equipment (net of $7,927 accumulated depreciation)		766
Deferred tax		2,997
Prepaid tax		825
Total assets	$	31,998

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilites:		
Accounts payable	$	5,283
Total liabilities		5,283
Stockholder's equity:		
Common stock		100
Paid in capital		55,087
Retained earnings		(15,873)
Net loss		(12,599)
Total stockholder's equity		26,715
Total liabilities and stockholder's equity	$	31,998

The accompanying notes are an integral part of these financial statements

MORGAN INVESTMENT MANAGEMENT, INC.

Statement of Income
For the fiscal year ended March 31, 2010

REVENUE:	
Commissions	$ 19,520
Concessions	4,906
Total revenues	24,426
EXPENSES:	
Rent and utilities	7,396
Operating expenses	32,626
Total expenses	40,022
Operating loss before income taxes	(15,596)
Tax provision	
Franchise tax	(800)
Secretary of state	(25)
Tax benefit	(825)
State	1,482
Federal	2,340
	3,822
Net tax benefit	2,997
Net loss	$ (12,599)

The accompanying notes are an integral part of these financial statements

MORGAN INVESTMENT MANAGEMENT, INC.

Statement of Stockholder's Equity
For the year ended March 31, 2010

	Common Stock				Additional Paid-in		Accumulated		Total Stockholder's
	Shares		Amount		Capital		Deficit		Equity
Beginning balance April 1, 2009	100	$	100	$	29,900		(15,873)	$	14,127
Capital contributions	-		-		25,187		-		25,187
Net loss	-		-		-		(12,599)		(12,599)
Ending balance March 31, 2010	100	$	100	$	55,087	$	(28,472)	$	26,715

The accompanying notes are an integral part of these financial statements

MORGAN INVESTMENT MANAGEMENT, INC.

Statement of Cash Flows
For the year ended March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,599)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Receivables	(24)
Prepaid expenses/deposit	(768)
Accounts payable	(9,937)
Other	(3,630)
Net cash used in operating activities	(26,958)
Cash flows provided by financing activities:	
Capital contribution	25,187
Net decrease in cash	(1,771)
Cash and cash equivalents, beginning of year	2,480
Cash and cash equivalents, end of period	$ 709
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 278
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Morgan Investment Management, Inc. (the "Company") was formed in 1998 and is a licensed securities broker-dealer under the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company sells to its clients, who are located in the Southern California area, different investments which are called products. Each product sold generates a commission and concessions to the Company.

The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of income in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value. At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation limits per customer per financial institution.

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Furniture and Equipment

Furniture and equipment arc recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three to five years.

Revenue Recognition

Commission revenues are recorded on a trade-date basis. Annuity and other fees are recorded in the period when the related services are performed.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with SFAS No.109, *Accounting for Income Taxes*. Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity and Risks

The Company has a limited operating history and has minimal revenues.

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company's stockholder is committed to provide the necessary level of financial support to the Company (if necessary) to enable it to pay its obligations as they become due.

Note 2: NET CAPITAL REQUIREMENTS

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers." As of March 31, 2010, the Company had net capital of $22,127, which was $17,127 in excess of the required minimum net capital and had a ratio of aggregate indebtedness to net capital of 0.23 to 1 as of March 31, 2010.

Note 3: INCOME TAXES

Due to operating losses, there is no federal provision for income tax and an $800 annual California minimum franchise state provision for income tax.

At March 31, 2010, the Company had net operating loss carry forwards of approximately $15,600 available to offset future federal and state income taxes and will begin to expire in 2029 and 2021, respectively. The deferred tax asset related to the net operating loss carry forwards is approximately $2,997.

Note 4: COMMITMENTS AND CONTINGENCIES

Lease Commitments

In November 2007, the Company entered into a lease agreement for a vehicle which will expire in August 2010. The monthly payment on the lease is $780 with all option to purchase at the end of the term. Lease expense for year ended March 31, 2010 was $9,360.

The Company shares office space with the sole stockholder, who is the lessee. During the year ended March 31, 2010, the Company was allocated $4,666 of rent expense from the sole stockholder. As of March 31, 2010, the Company has fully repaid the allocated rent expense to the sole stockholder.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.

Statement of Net Capital
Schedule I
For the year ended March 31, 2010

	Focus 03/31/10	Audit 03/31/10	Change	Note
Stockholder's equity, March 31, 2010	$ 26,394	$ 26,715	$ 321	
Subtract - Non allowable assets:	767	4,588	3,821	
Tentative net capital	25,627	22,127	3,500	(1)
Haircuts:	-	-	-	
NET CAPITAL	25,627	22,127	(3,500)	
Minimum net capital	5,000	5,000	-	
Excess net capital	$20,627	$17,127	($3,500)	
Aggregate indebtedness	1,783	5,283	(3,500)	
Ratio of aggregate indebtedness to net capital	6.96	23.87		

Reconciliation with Company's Computation
(Including Part II of Form X17a-5)

Net Audit Adjustments

1- Accrue audit fees	$3,500

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV

The Company is exempt from the audit filing requirements of Rule 17a-5(e)(4)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • *Web: www.DaveBanerjee.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Morgan Investment Management, Inc.
12520 High Bluff Drive, Suite 360
San Diego, California 92130

In planning and performing our audit of the financial statements of Morgan Investment Management, Inc. for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Morgan Investment Management, Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Morgan Investment Management, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA An Accountancy Corporation
Woodland Hills, California
May 24, 2010